UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

May 08, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

8 May 2026

Share Buyback Programme

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology business, today provides the following update in relation to the share buyback programme announced on 6 May 2026.

Smith+Nephew has entered into a non-discretionary agreement with Merrill Lynch International in relation to the latter's purchase, acting as riskless principal, of the Company's ordinary shares of USD $0.20 each for an aggregate price of up to USD $250 million as part of the first tranche of the programme.

Shares acquired by Merrill Lynch International will be subsequently repurchased by Smith+Nephew, held as treasury shares and then either be cancelled or retained for the purpose of satisfying awards under employee share plans. The first tranche of the programme will commence on 8 May 2026 and will end no later than 7 September 2026. The purpose of the programme is to reduce Smith+Nephew's issued share capital by returning surplus capital to shareholders.

Any purchase of shares contemplated by this announcement will be carried out on Recognised Investment Exchanges1 and will be effected with certain pre-set parameters. The maximum number of ordinary shares which may be purchased by the Company is 84,988,930 ordinary shares, which is the maximum pursuant to the authority granted by shareholders at the Company's 2026 Annual General Meeting.

The programme will be executed in accordance with (and subject to the existence of and/or the limits prescribed by) the general authority granted by shareholders at the Company's relevant Annual General Meeting; and will be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014/EU as it forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended) and Chapter 9 of the Financial Conduct Authority's UK Listing Rules. No repurchases will be made in respect of the Company's American Depositary Receipts.

Merrill Lynch International may undertake transactions in Shares (which may include sales and hedging activities, in addition to purchases which may take place on any available trading venue or on an over the counter basis) during the period of the programme in order to manage its market exposure under the programme. Disclosure of such transactions will not be made by Merrill Lynch International as a result of or as part of the programme, but Merrill Lynch International will continue to make any disclosures it is otherwise legally required to make.

Smith+Nephew will make further announcements in due course following any repurchase of shares. There is no guarantee that the programme will be implemented in full or that any shares will be bought back by the Company.

Notes
1. Includes the London Stock Exchange, Cboe Europe Limited and Turquoise and Aquis Stock Exchange.

Investor contacts
Emily Heaven, Smith+Nephew	+44 (0) 7811 919437
Craig Bijou, Smith+Nephew	+1 (475) 850-8282

Media contacts
Charles Reynolds, Smith+Nephew	+44 (0) 1923 477314

About Smith+Nephew
Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 17,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in around 100 countries, and generated annual sales of $6.2 billion in 2025. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on X, LinkedIn, Instagram or Facebook.

Forward-looking Statements
This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: conflicts in Europe and the Middle East, economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, which is available on the SEC's website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks are registered with the US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: May 08, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary